UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES RECEIPT OF LAWSUIT AND A

MOTION FOR THE RECOGNITION OF LAWSUIT AS A CLASS ACTION

Court grants Company 45-day grace period not to

make certain payments

YAKUM, Israel, May 31, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI; OTC: BSIRY) (the “Company”) announced today, that a lawsuit and a motion for the recognition of the lawsuit as a class action was filed against the Company in the District Court in Lod, Israel. The plaintiffs are requesting that the Court declare that the affairs of the Company are being managed in a manner that oppresses the rights of its shareholders or that the Company’s affairs are being managed in a manner which may raises significant concerns that the rights of the Company's minority shareholders will be oppressed. In addition, the plaintiffs are requesting that the Court declare and deem the proposed debt reorganization and arrangement filed with the Court on May 25, 2016 as a debt arrangement that will oppress minority shareholders. The allegations of the plaintiffs are due to the fact that the proposed arrangement provides for acquisition by Mr. Ben-Moshe of all the outstanding shares of the Company for no consideration, which was a condition of Ben-Moshe for the revised plan of arrangement ("share cancellation condition").

In this connection, the Company refers to its position regarding the share cancellation condition as appears in the court application relating to the revised plan of arrangement, providing that during the short time the Company (through its audit committee due to the personal interest of the Company's controlling shareholder) has considered the share cancellation condition of Ben-Moshe, the Company has not reached a conclusion on the issue that the controlling shareholder will not be receiving any compensation for the Company shares component of the assets being acquired by Ben-Moshe from Alon, our controlling shareholder. The Company will continue to examine this issue and present its conclusions after further review to the Court

Among other things, the plaintiffs are seeking injunctive relief to prevent the Company from entering into the proposed arrangement, or alternatively, require that the proposed arrangement provide for the acquisition of publicly held shares by way of full tender offer for a price per share no less than the market price of the Company's ordinary shares on May 24, 2016 prior to announcement of the revised plan of arrangement, and any other remedy the court believes would be appropriate.

The Company does not believe there is a basis for the lawsuit and motion, and it intends to file its response to Court (which is the court addressing the plan of arrangement submitted by the Company) in the coming days.

Court Grants Company Grace Period Not to Make Certain Payments

The Company also announced today, following the Company's request, that the Court has granted the Company a grace period of 45 days in order that it not be required to make any payments other than ongoing payments and payments essential for the continued operation of the Company as a going-concern, such as to employees, service providers, and consumers of gift certificates at stores. In its order, the court stated that any creditors that sees itself as damaged by the order may appeal to the court with a petition in its own name.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; failure to satisfy the NYSE requirements for continued listing; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 31, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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